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Exhibit 99.3

BROOKFIELD OFFICE PROPERTIES INC.

(Incorporated under the laws of Canada)

PROXY FOR HOLDERS OF COMMON SHARES AND CLASS A PREFERENCE SHARES,
SERIES A AND B

PROXY, solicited by Management, for the Annual and Special Meeting of Shareholders of Brookfield Office Properties Inc. (the "Corporation") to be held on Tuesday, June 3, 2014 at Brookfield Place, 250 Vesey Street in the Bank of America Conference Center in New York, New York, USA at 11:00 a.m. (Eastern daylight time).

The undersigned registered shareholder of the Corporation hereby appoints DENNIS H. FRIEDRICH, or failing him BRIAN W. KINGSTON, each being a director of the Corporation (or in lieu thereof ......................................................................................... ....), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the "Meeting") of the Corporation to be held on Tuesday, June 3, 2014, and at any adjournments or postponements thereof, on the following matters:

A.
Arrangement Resolution (mark only one of "FOR" or "AGAINST")

☐
FOR the special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix B to the management proxy circular of the Corporation dated May 5, 2014 (the "Circular"), approving an arrangement pursuant to section 192 of the Canada Business Corporations Act, as amended, all as more particularly described in the Circular; or

☐
AGAINST the Arrangement Resolution.

B.
Board Election Resolution (mark only one of "FOR" or "AGAINST")

☐
FOR the special resolution, (the "Board Election Resolution"), the full text of which is set forth in Appendix C to the Circular, amending the articles of incorporation to remove cumulative voting, change the size of the board of directors from 11 directors to a minimum of 3 directors and a maximum of 10 directors, and fixing the number of directors at 4, all as more particularly described in the Circular; or

☐
AGAINST the Board Election Resolution.

C.
Election of Directors (mark only one of "FOR" or "WITHHOLD" for each director)

			FOR	WITHHOLD				FOR	WITHHOLD
1.	Mr. Bryan K. Davis	➢	☐	☐	3.	Mr. Saul Shulman	➢	☐	☐
2.	Mr. Robert L. Stelzl	➢	☐	☐	4.	Mr. Denis A. Turcotte	➢	☐	☐
D.
Appointment of Auditors (mark only one of "FOR" or "WITHHOLD")

☐
FOR the appointment of Deloitte LLP as the external auditor and authorizing the directors to set the external auditor's remuneration; or

☐
WITHHOLD from voting on the appointment of Deloitte LLP as the external auditor and authorizing the directors to set the external auditor's remuneration.

E.
Advisory Resolution on Executive Compensation (mark only one of "FOR" or "AGAINST")

☐
FOR the advisory resolution on the Corporation's approach to executive compensation; or

☐
AGAINST the advisory resolution on the Corporation's approach to executive compensation.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and on all other matters that may properly come before the Meeting. The shares represented by this proxy will be voted or withheld from voting as directed by the shareholder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR the Arrangement Resolution, FOR the Board Election Resolution, FOR each of the director nominees, FOR the appointment of Deloitte LLP as the external auditor, FOR the advisory resolution on the Corporation's approach to executive compensation, and in favour of Management's proposals generally.

Date:	Name of Registered Shareholder:

Signature of Registered Shareholder:

Number of Common Shares:

Number of Class A Redeemable Voting Preferred Shares:

NOTES:

1.
If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholders by Management of the Corporation.

2.
If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

  If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

  If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

3.
To be valid, this proxy must be signed and mailed to the Corporation's transfer agent, CST Trust Company, using the return envelope enclosed, by mail to CST Trust Company, Attention Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile at (416) 368-2502 or 1-866-781-3111, by no later than 5:00 p.m., Eastern daylight time, on Friday, May 30, 2014, or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

4.
Every shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting other than the Management representatives designated in this proxy. If you wish to appoint a person other than the Management representatives herein, please insert the name of your chosen proxyholder in the space provided and deliver the completed proxy to CST Trust Company as set out above.

5.
Registered holders of common shares of the Corporation ("BPO Common Shares") are entitled to dissent from the Arrangement Resolution in accordance with the dissent procedures (the "Dissent Procedures") set out in the section entitled "Rights of Dissenting BPO Common Shareholders" in the Circular and in the Plan of Arrangement attached as Appendix D to the Circular. The Dissent Procedures require that a registered holder of BPO Common Shares who wishes to dissent must provide to the Corporation a dissent notice prior to 5:00 p.m. (Eastern daylight time) on the day that is two (2) business days immediately preceding the Meeting. It is important that holders of BPO Common Shares strictly comply with this requirement, which is different from the statutory dissent provisions of the Canada Business Corporations Act that would permit a dissent notice to be provided at or prior to the Meeting. A holder of BPO Common Shares may only exercise the right to dissent in respect of BPO Common Shares which are registered in that holder's name. In many cases, BPO Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Holders of BPO Common Shares, including Non-Registered Holders, who wish to dissent should carefully review the Dissent Procedures. The failure to comply strictly with the Dissent Procedures may result in the loss or unavailability of the right to dissent.

6.
All shareholders should refer to the accompanying Notice of Annual and Special Meeting of Shareholders and the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

7.
If a share is held by two or more persons (for example, joint ownership, trustees, executors, etc.) any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

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  Exhibit 99.3